FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 17, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 17, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ITALIA s.r.l. to PURSUE MARITIME SECTOR

Enzo de Villaris Appointed Executive General Manager

VANCOUVER, CANADA and ROME, ITALY, September 17, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF) today announced that it has established an Italian subsidiary, Norsat Italia s.r.l., to pursue opportunities in the maritime navigation, information systems and communications arena.  This subsidiary will constitute a new business unit focused on the maritime sector. In a related move, the company announced the appointment of industry veteran Enzo de Villaris as the Executive General Manager of this new business unit.

“We believe the opportunities available to us in the maritime market are significant enough to warrant the establishment of a dedicated business unit,” said Dr. Amiee Chan, President and CEO, Norsat International.  “Given that Europe is one of the world’s largest markets for maritime products, a local presence is a key competitive advantage in successfully executing our strategy. We expect that Enzo’s thirty-plus years of experience and knowledge in the European telecommunications industry will be invaluable in helping us make rapid inroads into the maritime terminal market.”

Enzo de Villaris is a well-renowned authority in the marine electronics industry. Most recently, he served as the General Manager for ITS Maritime and Satellite Services S.p.A., where he managed 100 employees and grew the organization’s revenues by 33% from 2007 to 2008. Prior to this position, Mr. de Villaris was the director of the radio maritime and satellite services group at Telecom Italia. He has also held progressively senior roles at Hewlett-Packard Italiana and Siemens Data. Mr. de Villaris holds a bachelors degree in electronics engineering from the University of Bologna.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson

President & CEO

The Equicom Group

Tel: 604 821-2808

Investor Relations

Email: achan@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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